Exhibit 99.1

Ranpak Holdings Corp. Announces Commencement of Exchange Offer and Consent Solicitation Relating to Warrants

CONCORD TOWNSHIP, OH, August 6, 2020 — Ranpak Holdings Corp. (NYSE: PACK) (“Ranpak” or the “Company”) today announced that it has commenced an exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding public warrants, forward purchase warrants and private placement warrants (collectively, the “warrants”) to purchase shares of Class A common stock, par value $0.0001 per share (“common stock”), of the Company. The purpose of the Offer and Consent Solicitation is to simplify the Company’s capital structure and reduce the potential dilutive impact of the warrants, thereby providing the Company with more flexibility for financing its operations in the future.

The Company is offering to all holders of its warrants the opportunity to receive 0.22 shares of common stock in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the Offer. Pursuant to the Offer, the Company is offering up to an aggregate of 4,423,923 shares of its common stock in exchange for the warrants.

Concurrently with the Offer, the Company is also soliciting consents from holders of the public warrants and the forward purchase warrants to amend the warrant agreement that governs all of the warrants (the “Warrant Agreement”) to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be converted into 0.198 shares of common stock, which is a ratio 10% less than the exchange ratio applicable to the Offer (such amendment, the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 65% of the outstanding public warrants and 65% of the outstanding forward purchase warrants. Accordingly, the adoption of the Warrant Amendment will require the consent of holders of at least 65% of the outstanding public warrants and 65% of the outstanding forward purchase warrants. Parties representing 48.6% of the outstanding public warrants and 98.3% of the outstanding forward purchase warrants have agreed to tender their warrants in the Offer and to consent to the Warrant Amendment in the Consent Solicitation, pursuant to separate tender and support agreements. Accordingly, if holders of an additional approximately 16.4% of the outstanding public warrants consent to the Warrant Amendment in the Consent Solicitation, and the other conditions of the Offer are satisfied or waived, then the Warrant Amendment will be adopted. The offering period will continue until 11:59 p.m., Eastern Daylight Time, on September 2, 2020, or such later time and date to which the Company may extend, as described in the Schedule TO and Prospectus/Offer to Exchange (the “Expiration Date”). Tendered warrants may be withdrawn by holders at any time prior to the Expiration Date.

The Offer and Consent Solicitation are being made pursuant to a Prospectus/Offer to Exchange dated August 6, 2020, and Schedule TO, dated August 6, 2020, each of which have been filed with the U.S. Securities and Exchange Commission (“SEC”) and more fully set forth the terms and conditions of the Offer and Consent Solicitation.

The Company’s common stock and public warrants are listed on the New York Stock Exchange under the symbols “PACK” and “PACK WS,” respectively. As of August 6, 2020, a total of 20,108,741 warrants were outstanding.

The Company has engaged Evercore Group L.L.C. as the Dealer Manager for the Offer and Consent Solicitation. Any questions or requests for assistance concerning the Offer and Consent Solicitation may be directed to Evercore Group L.L.C. at (888) 474-0200 (toll-free). Morrow Sodali LLC has been appointed as the Information Agent for the Offer and Consent Solicitation, and Continental Stock Transfer & Trust Company has been appointed as the Exchange Agent.

Important Additional Information Has Been Filed with the SEC

Copies of the Schedule TO and Prospectus/Offer to Exchange will be available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed to Evercore Group L.L.C. at (888) 474-0200 (toll-free). A registration statement on Form S-4 relating to the securities to be issued in the Offer has been filed with the SEC but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the warrants or an offer to sell or a solicitation of an offer to buy any shares of common stock in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. The Offer and Consent Solicitation are being made only through the Schedule TO and Prospectus/Offer to Exchange, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange.

Holders of the warrants are urged to read the Schedule TO and Prospectus/Offer to Exchange carefully before making any decision with respect to the Offer and Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Offer and Consent Solicitation.

None of the Company, any of its management or its board of directors, or the Information Agent, the Exchange Agent or the Dealer Manager makes any recommendation as to whether or not holders of warrants should tender warrants for exchange in the Offer or consent to the Warrant Amendment in the Consent Solicitation.

About Ranpak Holdings Corp.

Founded in 1972, Ranpak’s goal was to create the first environmentally responsible system to effectively protect products during shipment. The development and improvement of materials, systems and total solution concepts have earned Ranpak a reputation as an innovative leader in e-commerce and industrial supply chain solutions. Ranpak is headquartered in Concord Township, Ohio and has approximately 550 employees.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the forward-looking statements in this release reflect the good faith judgment of management, forward-looking statements are inherently subject to known and unknown risks and uncertainties that may cause actual results to be materially different from those discussed in these forward-looking statements. Readers are urged to carefully review and consider the various disclosures made by the Company in the reports filed with the Securities and Exchange Commission, including the risk factors that attempt to advise interested parties of the risks that may affect the Company’s business, financial condition, results of operation and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, the Company’s actual results may vary materially from those expected or projected. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The Company assumes no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this release.

Contact:

Investor Inquiries:

Bill Drew

ir@ranpak.com

Source: Ranpak Holdings Corp.